Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
FINAL DIVIDEND FOR 2008 — ELECTION FOR STERLING DIVIDEND
London, 9 February 2009 - Randgold Resources Limited has declared an annual dividend for the year ended 31 December 2008 of US$0.13 per share. The dividend payment will be made on 19 March 2009 to shareholders on the register on 27 February 2009. The ex-dividend date will be 25 February 2009.
The United States dollar is the Company’s main economic and reporting currency. It is therefore the natural currency in which to determine dividends. Nevertheless, shareholders wishing for the conversion of dividend payments into sterling may do so by contacting Computershare Investor Services (Channel Islands) Limited (Tel: +44 1534 825265) or by completing a sterling election form which is available on the Company’s website (www.randgoldresources.com) and posting it back to the transfer secretaries to be received by Monday, 2 March 2009.
The exchange rate for payment to those who have elected to receive their dividends in sterling will be set on 3 March 2009.

Randgold Resources Enquiries:
Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 779 775 2288	+44 779 614 4438	+44 20 7555 7738
+44 788 071 1386	+44 1534 735 333	+27 (0) 83 266 5847
Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com